Mail Stop 4561

November 18, 2008

Chett B. Paulsen, Chief Executive Officer
aVinci Media Corporation
11781 South Lone Peak Parkway, Suite 270
Draper, Utah 84020

> **Re:** **aVinci Media Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 4, 2008**
> **File No. 333-152869**

Dear Mr. Paulsen:

   We have reviewed your amended Form S-1 and your responses and have the following comments. Where indicated, we think you should revise your document in response to these comments.

Market for Common Equity and Related Stockholder Matters, page 19

1.   Please revise this section to provide information for the two most recent fiscal years as well as for the subsequent interim period. We note that you have provided information for the years ended December 31, 2006 and September 30, 2007 and for the subsequent interim period. In this regard, the reference to the fiscal year ended December 31, 2008 is unclear. See Item 201(a)(ii) of Regulation S-K. Please advise or reconcile this disclosure.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Critical Accounting Policies and Estimates

Accounting for Equity Based Compensation, page 24

2.   We note your response to comment 18 of our letter dated October 21, 2008 and have the following comments:

   • As previously requested, please revise your disclosures on page 25 to describe, in greater detail, each of the methods used to determine the fair value of the underlying common units.

- It is unclear to us why you believe that the induced conversion of preferred units into common units was an appropriate method of determining the fair value of the common units. Please advise.

- As previously requested, please explain how the conversion of debt into common units is an appropriate method to determine the fair value of the underlying common units. In this regard, we note that this does not appear to be an appropriate method. Please advise and consider revising to remove this disclosure.

Comparison of the Six Months Ended June 30, 2008 and 2007, page 25

3.   In response to comment 6 of our letter dated October 21, 2008, you stated that the revenues generated from your three largest customers have had little impact on the business given your large net loss to shareholders and you also stated that the loss of those customers would not materially increase your net losses. Please include disclosure to this effect where you discuss your three largest customers.

Security Ownership of Certain Beneficial Owners and Management, page 48

4.   Please provide the information regarding security ownership of certain beneficial owners and management as of the most recent practicable date. See Item 403(a) of Regulation S-K.

Transactions with Related Persons, Promoters, and Certain Control Persons, page 49

5.   We are unable to concur with your response to comment 11 of our letter dated October 21, 2008, indicating that Chett B. Paulsen, Richard B. Paulsen, and Edward B. Paulsen are promoters of aVinci Media, L.C. but not promoters of the registrant. It appears that these persons may be deemed to have indirectly taken initiative "in founding and organizing the business of" aVinci Media Corporation and thus may be deemed promoters of aVinci Media Corporation. See paragraph (1)(i) of Securities Act Rule 405 under the term "Promoter." Please therefore provide the disclosure required pursuant to Item 404(d)(2) of Regulation S-K or provide an expanded analysis as to why you believe this definition does not apply.

Financial Statements

6.   Please revise your registration statement to include updated financial statements and related consents. Refer to Rule 8-08 of Regulation S-X.

Note 1. Description of Organization and Summary of Significant Accounting Policies

Revenue Recognition and Deferred Revenue, page F-11

7.   Based on your revised disclosures on page F-12 it would appear that the only fee you receive from your integrated kiosk contracts is a per unit fee for each order fulfilled and you do not receive a fee for the software license, PCS or for the renewals of the license or PCS. Please confirm that our understanding is true. Also, tell us about the length of the initial license and the PCS.

8.   Please tell us how you considered Scenario 3 of TPA 5100.76 when determining your revenue recognition policy for your integrated kiosk contracts. As part of your response, please explain to us why you believe that deferral of the usage based fee is appropriate and refer to the authoritative guidance you relied upon.

9.   We note that your response to comment 14 of our letter dated October 21, 2008 did not address your accounting for "Other Revenue Contracts." As previously requested, please tell us how your accounting complies with paragraph 12 of SOP 97-2. In this regard, we note that PCS and training services are two undelivered elements for which you do not have VSOE. As part of your response, please tell us whether you received any usage based fees from this contract and if so tell us how you considered Scenario 3 of TPA 5100.76.

Exhibits

10.   We note that your exhibit list still does not reflect that you are incorporating by reference the employment agreements that were filed on Form 8-K on June 11, 2008 rather than on June 11, 2007. Please revise.

                              *   *   *   *   *

        You may contact Kari Jin, Staff Accountant, at (202) 551-3481, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453. If you need further assistance, you may contact me at (202) 551-3457. If, thereafter, you require additional assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Staff Attorney

cc: Via Facsimile (212) 930-9725
        Marc Ross, Esq.
        Peter DiChiara, Esq.
        Sichenzia Ross Friedman Ference LLP